February 6, 2026

Via Edgar Transmission

Ms. Irene Paik / Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Re:	Tron Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-3
Filed October 17, 2025
File No. 333-288986

Dear Ms. Paik / Ms. Berkheimer,

We hereby provide a response to the comments issued in a letter dated December 19, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form S-3

General

1.	We note your response to prior comment 1 that Mr. Justin Sun does not hold any officer position for the Company or any subsidiary thereof, is not in charge of any business unit, and does not perform any policy making functions. Please provide such disclosure in your prospectus where appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended S-3.

2.	We note your disclosure that SRM Ltd. is a limited company incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China and was formerly owned by Safety Shot, Inc. Please clarify whether you continue to have a subsidiary in Hong Kong and, if so, the operations conducted through that subsidiary. In addition, it appears your TRX treasury operations may be conducted in Hong Kong. To the extent you have operations in Hong Kong, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 11-12 and 39-42 of the Amended S-3.

3.	We note your disclosure that the Company retains sole control of the wallet and private keys in Hong Kong and that Mr. Weike Sun and Mr. Zi Yang are authorized by the Board to make the arrangement for safeguarding and operating the private keys of the wallet. Please clarify whether Mr. Weike Sun and Mr. Zi Yang are located in Hong Kong. To the extent one or more of your officers and/or directors are located in China or Hong Kong, please provide a discussion of the enforcement risks related to civil liabilities due to your officers and/or directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39-42 of the Amended S-3.

Prospectus Summary

Our Business, page 3

4.

We note your disclosure on page 13 and 27 that after the August Warrant Exercise, Bravemorning held approximately 86.6% of the Company’s outstanding Common Stock, and also Preferred Stock Shares which vote together with the Common Stock and increased Bravemorning’s aggregate voting power to 92.5%. Please include disclosure about Bravemorning’s aggregate voting power here and elsewhere that you discuss Bravemorning’s ownership percentage of the Company’s outstanding Common Stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 3, 9 and 29 of the Amended S-3.

Recent Developments, page 7

5.

We note your disclosure that the Company entered into the Sun Advisory Agreement with Mr. Justin Sun on June 16, 2025 along with the issuance of the Preferred Stock Shares and the June PIPE Warrants. Please expand your disclosure to clarify the consideration that Mr. Justin Sun received or will receive in exchange for his services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 8 of the Amended S-3.

Risk Factors

Risks Related to Our TRX Token Strategy and Holdings, page 28

6.	Please revise to include risk factor disclosure addressing the risk that due to Justin Sun’s role as the founder of TRON and his continued association with the TRON blockchain system, his actions and statements have in the past and may in the future impact the price of TRX, which could in turn impact the company and the effectiveness of its treasury strategy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 34 of the Amended S-3.

7.	To the extent that you have an agreement with JustLend DAO, please revise to disclose the material terms of the agreement, including term and termination provisions. In addition, and to the extent material, please file it as an exhibit to the registration statement.

Response: The Company confirms with the Staff that there exists no separate agreement between it and JustLend DAO.

* * *

Please reach Ted Paraskevas, the Company’s outside counsel at +1 212-407-4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Richard Miller
Richard Miller
Chief Executive Officer